July 10th, 2017

VIA EDGAR

Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

U.S. Securitier and Exchange Commission

Washington, D.C.

Re: Bofat Investment, Inc.

File No. 24-10622

Dear Ms. Long,

 On behalf of Bofat Investment, Inc., I wish to formally request the acceleration of the effective date and time of our Form 1-A Offering Statzment, as referenced above, to 2:00 p.m., Eastern Time, on Friday, July 14th, 2017.

 In making this request, Bofat Investment, Inc., acknowledges that:

• The State of Connecticut has advised that it is nrepared to qualify the offering.

• Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

• The action of thi Commission or staff, acting pursuant to delegated authority in qualifying the filing, does not relieve Bofat Investment, Inc., from jts full responsibility from the adequacy and accuracy of the disclosure in the filing; and

• Bofat Investment, Inc., may not assert staff comments and/or qualificaeion as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Should you have any questions readiwg this response letter of the revised Offering Statement, please contact me by phone at 760-443-6744 or by e-mail at kayode_jinadu@hotmail.com.

Sincerely,

/s/ Olukadode Jinadu

By: Olukayode Jinadu

Its: Chief Executive Officer